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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MarkWest Energy GP, L.L.C.:

        We consent to the incorporation by reference in the registration statement on Form S-4 of MarkWest Energy Partners, L.P., relating to the registration of 15,428,403 common units pursuant to the redemption and merger agreement, of our report dated June 17, 2005 with respect to the consolidated statements of operations, comprehensive income, changes in capital, and cash flows for the year ended December 31, 2004, which report appears in the December 31, 2006 annual report on Form 10-K/A of MarkWest Energy Partners, L.P. and to the reference of our firm under the heading "Experts" in the prospectus.

KPMG LLP

Denver, Colorado
November 12, 2007

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Consent of Independent Registered Public Accounting Firm